Exhibit 99.3

AUTONAVI HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: AMAP)

Form of Proxy for Annual General Meeting

to be held on December 27, 2013

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of AutoNavi Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares and series A preferred shares of the Company, par value US$0.0001 per share (the “Shares”), to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 27, 2013 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Shares at the close of business on November 15, 2013 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. Each Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about November 18, 2013.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 16/F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China as soon as possible and in any event no later than December 24, 2013.

AUTONAVI HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: AMAP)

Form of Proxy for Annual General Meeting

to be held on December 27, 2013

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                   of                                                                                                                                                               , being the registered holder of                                                          [(ordinary shares / series A preferred shares)] 1 , par value US$0.0001 per share, of AutoNavi Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting 2 or                                                      of                                                                                                                                                                                                               as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 27, 2013 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting

Dated , 2013	Signature(s) [4]

1                   Please insert the number and check the type of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.